December 23, 2014

To:

Securities Regulatory Authorities

B.C. Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Securities Commission
Toronto Stock Exchange

CONSENT of AUTHOR

I, David Farrow, do hereby consent to the public filing of the technical report entitled "Updated Preliminary Economic Assessment for the Keno Hill Silver District Project – Phase 2, Yukon, Canada" with an effective date of November 15, 2014 and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Alexco Resource Corporation and to the filing of the Technical Report with any securities regulatory authorities.

I further confirm that I have read the press release of Alexco Resource Corp. dated December 23, 2014 and entitled "Alexco Updates Positive Preliminary Economic Assessment for Expanded Silver Production from Keno Hill Silver District, Yukon", which is supported by the Technical Report, and that it fairly and accurately represents the information in the Technical Report for which I am responsible.

Dated this 23 day of December 2014.

David Farrow, Pr.Sci.Nat, P.Geo.

PROFESSIONAL
PROVINCE OF
D. FARROW
33860
BRITISH COLUMBIA
GEOSCIENTIST